UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


                    Form SD


                  SPECIALIZED
                  DISCLOSURE
                    REPORT



               Dynasil Corporation of America
------------------------------------------------------------
   (Exact name of registrant as specified in its charter)

Delaware                   001-35011                22-1734088
-----------               ---------------            -------------
(State or other           (Commission                 (IRS Employer
jurisdiction of    	   File Number)             Identification No.)

incorporation)

    313 Washington Street, Suite 403, Newton, MA  02458
------------------------------------------------------------
          (Address of principal executive offices)



Patricia Kehe				(617) 668-6855
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   (Name and telephone number, including area code,
of the person to contact in connection with this report.)




Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report


Dynasil Corporation of America evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contained conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD (the "Conflict Minerals"), and that these Conflict Minerals were necessary to the functionality or production of those products. As a result, Dynasil conducted a reasonable country of origin inquiry (RCOI) to determine whether any of the Conflict Minerals contained in Dynasil's products originated in the Democratic Republic of the Congo or any adjoining country (the "Covered Countries") or were from recycled or scrap sources.

Our RCOI consisted of the following:

1. Educating our internal employees about Conflict Minerals and our reporting obligation;
2. Listing all products and the component parts and materials containing Conflict Minerals, or using engineering knowledge, that would be expected to use Conflict Minerals during production;
3. Excluding parts which were manufactured before 2016 since any Conflict Minerals contained in these products were smelted before 2016;
4.  Identifying the suppliers from which we purchase Conflict
    Minerals;
5. Communicating our sourcing policy and commitments to our suppliers;
6. Educating our suppliers about the Conflict Minerals reporting obligation;
7. Requesting information from our suppliers regarding the Conflict Mineral content of the components they provide and their knowledge on the source of any Conflict Minerals, including whether the Conflict Minerals come from recycled or scrap sources (the "Survey"); and
8. Collecting and analyzing information from suppliers who responded to the Survey.

We identified and contacted a total of eleven suppliers of Conflict Mineral related products and materials. All of these suppliers responded to our request for country of origin information, although not all of these suppliers were able to provide the actual country of origin. Upon completion of the RCOI, we were unable to determine that none of the Conflict Minerals contained in our products originated in the Covered Countries or were from recycled or scrap sources.

For this reason, Dynasil has filed a Conflict Minerals Report as
Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals
Report is publicly available at: www.dynasil.com under "Corporate Governance".

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.


Section 2 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DYNASIL CORPORATION OF AMERICA

By:     /s/ Robert J. Bowdring
        Robert J. Bowdring
        Chief Financial Officer

Dated:  May 30, 2017